Catalyst Paper Corporation 16th Floor, 250 Howe Street Vancouver, British Columbia Canada V6C 3R8 Tel: 604 654 4000 Fax: 604 654 4048

News Release

March 14, 2007

Richard Garneau joins Catalyst as chief executive officer

Vancouver, BC – Catalyst Paper Corporation’s board of directors today announced that it has appointed Richard Garneau as the company’s president and chief executive officer, effective March 26, 2007.

Mr. Garneau has a broad industry background in paper and forest products built over more than 40 years in challenging operational and finance roles. Most recently, Mr. Garneau was executive vice president, operations at Domtar Inc. with responsibility for the paper, pulp and wood sectors where he led a sustained cost-efficiency program to better position the business for competitive markets.

Prior to joining Domtar in 2002, Mr. Garneau was vice president, finance and chief financial officer at Norampac with direct involvement in acquisitions. He was chief financial officer at St. Laurent Paperboard (1997-2000) and president of Finlay Forest Industries (1994-1997). He began his industry career at Donohue in 1974 where he held a number of senior positions.

“Bringing an executive of Mr. Garneau’s experience to Catalyst is an important step in the ongoing transformation of the company,” said board chair Keith Purchase.

Catalyst is a leading producer of mechanical printing papers in North America, headquartered in Vancouver, British Columbia. The company also produces market kraft pulp and owns Western Canada’s largest paper recycling facility. With five mills employing 3,500 people at sites within a 160-kilometre radius on the south coast of BC, Catalyst has a combined annual capacity of 2.4 million tonnes of product. Catalyst’s common shares trade on the Toronto Stock Exchange under the symbol CTL.

For more information:

Lyn Brown
Vice-President, Corporate Affairs
604-654-4212